Filed Pursuant to Rule 433
Registration No. 333-276616

Term Sheet

May 13, 2024

Issuer:	Toyota Motor Credit Corporation
Security:	Fixed Rate Medium-Term Notes, Series B
Title:	5.200% Medium-Term Notes, Series B due May 15, 2026
Issuer Senior Long-Term Debt Ratings:	Moody’s Investors Service, Inc.: A1 (stable outlook)
S&P Global Ratings: A+ (stable outlook)
Fitch Ratings: A+ (stable outlook)
CUSIP/ISIN:	89236TMD4 / US89236TMD45
Trade Date:	May 13, 2024
Original Issue Date:	May 16, 2024 (T+3)
Stated Maturity Date:	May 15, 2026
Principal Amount:	$750,000,000
Benchmark Treasury:	UST 4.875% due April 30, 2026
Treasury Yield:	4.855%
Spread to Treasury:	+38 basis points
Price to Public:	99.935%
Underwriting Discount:	0.150%
Net Proceeds to Issuer:	99.785% / $748,387,500
Coupon:	5.200% per annum
Yield:	5.235%
Interest Payment Frequency:	Semi-annual
Interest Payment Dates:	Each May 15 and November 15, beginning on November 15, 2024 (short first coupon) and ending on the Stated Maturity Date
Day Count Convention:	30/360
Business Day Convention:	Following, unadjusted
Business Days:	New York
Governing Law: Minimum Denominations:	New York $2,000 and $1,000 increments thereafter
Joint Book-Running Managers:	BNP Paribas Securities Corp. BofA Securities, Inc. Credit Agricole Securities (USA) Inc. Lloyds Securities Inc. RBC Capital Markets, LLC
Co-Managers:	ANZ Securities, Inc. BNY Mellon Capital Markets, LLC Loop Capital Markets LLC Scotia Capital (USA) Inc. Blaylock Van, LLC Stern Brothers & Co.
DTC Number:	#773
Concurrent Offering:	Concurrently with this offering of the notes, the Issuer is also offering by means of separate term sheets: (i) $750,000,000 aggregate principal amount of Floating Rate Medium-Term Notes, Series B due May 15, 2026 and (ii) $1,000,000,000 aggregate principal amount of 5.050% Medium-Term Notes, Series B due May 16, 2029 (collectively, the “Other Notes”). This term sheet does not constitute an offer to sell, or the solicitation of an offer to buy, any of the Other Notes. Any offering of the Other Notes may be made only by means of a prospectus and related prospectus supplement.

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to withdrawal at any time.

This term sheet supplements the prospectus supplement dated January 22, 2024 and the related prospectus dated January 19, 2024; capitalized terms used in this term sheet, but otherwise not defined, shall have the meanings assigned to them in the prospectus supplement and the related prospectus.

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the related prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the web at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll-free at 1-800-854-5674, BofA Securities, Inc. toll-free at 1-800-294-1322, Credit Agricole Securities (USA) Inc. toll-free at 1-866-807-6030, Lloyds Securities Inc. collect at 1-212-827-3145 and RBC Capital Markets, LLC toll-free at 1-866-375-6829.

Additional Selling Restrictions

Japan

Each of the Joint Book-Running Managers and Co-Managers has severally agreed that it will not offer or sell any of the notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan and any branch or other office in Japan of a corporation or other entity organized under the laws of any foreign state), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, a resident of Japan.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.